REDCORP

NEWS RELEASE

April 3, 2007

News Release 07-11

New Resource Estimate for Big Bull Expands Tulsequah Project Resources

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redfern Resources Ltd. (together the Company), are pleased to provide an update on their 100% owned Tulsequah Project. A new resource estimate has been completed for the Big Bull deposit extensions by Wardrop Engineering Ltd. (Wardrop) The Big Bull deposit is located approximately 9 km to the south of the Tulsequah Chief deposit.

On March 19, 2007, Redcorp announced an update to the Tulsequah Chief deposit resource estimate which included the A-Extension. The addition of the Big Bull deposit resources increases the Company's total indicated resources to 6,139,800 tonnes grading 1.40% copper, 1.24% lead, 6.41% zinc, 2.67 g/t gold and 98.9 g/t silver. Total inferred resources are now estimated to be 1,717,800 tonnes grading 0.73% copper, 1.59% lead, 5.46% zinc, 2.63 g/t gold and 120.1 g/t silver.

"The new resource estimate firmly establishes the Big Bull deposit as a significant asset for the Company and a focus for growth of the resource base of the Tulsequah Project as its development unfolds. We are very excited about the opportunity to further increase the size of the deposit, particularly the high-grade "60-62" zone, with the upcoming exploration program", stated Company President and CEO, Terry Chandler.

Big Bull Resource Estimate[(1)] (@ CAD $86 NSR cutoff, Wardrop, 2007)

Resource Category	Zone(s)	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	NSR[(2)] $US	NSR[(2)] $CDN[(3)]
Indicated	Main	211,000	0.40	1.25	3.33	3.04	161.67	144	169
Inferred	Main	482,000	0.37	1.50	3.42	2.89	212.89	157	185
	"60-62"	187,000	0.31	5.41	12.57	7.39	148.23	324	381
Total Indicated	All	211,000	0.40	1.25	3.33	3.04	161.67	144	169
Total Inferred	All	669,000	0.35	2.59	5.97	4.14	194.83	204	240

(1) The resource estimate was prepared by Gilles Arseneau, Ph.D., P. Geo of Wardrop Engineering Ltd. The estimate was prepared on March 26, 2007 using Gems Version 6.04, a 3-D block modelling software. Block grades were interpolated using inverse distance weighted to the second power. Resources were classified as indicated mineral resource if the average distance of at least three drill holes was 40 metres or less from the block and mineral resources were classified as inferred if the average distance of at least 3 drill holes was greater than 40 but less than 80 metres of an interpolated block.

(2) NSR was calculated using the same methods and assumptions for metallurgical response as used in the Tulsequah Chief Feasibility Study announced on January 29, 2007.

(3) An exchange rate of $1 USD = $0.85 CDN was applied.

Wardrop is currently completing a NI 43-101 technical report to be filed no later than 45 days from the date of this release. This is the first NI 43-101 compliant resource estimate for the Big Bull deposit and now confirms Big Bull as a potential addition to future mining operations on the Tulsequah property, subject to further engineering and feasibility assessment. Historically, ores mined from the Big Bull Mine and the Tulsequah Chief Mine were processed as combined feed to a common mill and flotation plant.

Dlv 4/11

REDCORP VENTURES LTD.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

The Big Bull resource estimate incorporates information from 205 historic drillholes and 64 holes drilled by the Company. Of particular interest is the high grade material in the "60-62" zone. This mineralization was discovered late in 2006 while exploring to the south and west of the Big Bull deposit. The "60-62" zone is interpreted to be a separate lens of mineralization than the main Big Bull deposit. This discovery was first announced in the Company's news release dated November 27, 2006.

Tulsequah Property Resource Estimate

On March 19, 2007 the Company announced an update to the Tulsequah Chief resource estimate which included the A-Extension mineralization discovered in the summer of 2006. The additional tonnage defined at Big Bull increases the total property-scale resource estimate as follows:

Tulsequah Project Resource Estimate (CAD $86 NSR cutoff)

Resource Category	Deposit	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	NSR[1] $US	NSR[1] $CDN[2]
Indicated	Tulsequah Chief	5,928,800	1.44	1.24	6.52	2.66	96.7	192	226
	Big Bull	211,000	0.40	1.25	3.33	3.04	161.67	144	169
	Total Project	6,139,800	1.40	1.24	6.41	2.67	98.93	191	224
Inferred	Tulsequah Chief	1,048,800	0.97	0.95	5.14	1.67	72.50	139	164
	Big Bull	669,000	0.35	2.59	5.97	4.14	194.83	204	240
	Total Project	1,717,800	0.73	1.59	5.46	2.63	120.14	164	193

(1) NSR was calculated using the same methods and assumptions for metallurgical response as used in the Tulsequah Chief Feasibility Study announced on January 29, 2007.

(2) An exchange rate of $1 USD = $0.85 CDN was applied.

Tulsequah Project Plans - 2007

The Company is focusing its immediate attention on assembling the required financing and permits to allow the commencement of mine development and construction in 2007 at the Tulsequah Chief Mine. In addition, the Company plans to continue active exploration on the Tulsequah Project in 2007. The main focus of Big Bull exploration will be defining and expanding the high-grade "60-62" zone. This will commence in late April and will explore the extension and continuity of the zone in the vicinity of hole BB06062 which intersected 20.0 gpt gold, 253.4 gpt silver, 11.59% lead and 26.63% zinc over 7.1 metres.

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redcorp geologists using established and documented sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. The Company has a comprehensive QA/QC program in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

The resource estimate has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (NI 43-101). Gilles Arseneau, Ph.D., P.Geo of Wardrop Engineering is the Independent Qualified Person who has assumed authorship of this estimate.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

About Redcorp Ventures

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President & CEO

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, metallurgical response and net smelter return valuations, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

END

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775